UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41872

DDC Enterprise Limited

368 9th Ave., New York, NY 10001 USA

+ 852-2803-0688

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Information Contained in this Form 6-K Report

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “DDC,” “we,” “us” and “our” refer to DDC Enterprise Limited and its subsidiaries.

RESULTS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF DDC ENTERPRISE LIMITED

The Company held its Annual General Meeting of Shareholders (the “AGM”) on June 13, 2025. The AGM was held with a quorum present and the following proposed resolutions submitted for shareholder approval have been duly adopted at the AGM:

1.	An ordinary resolution to ratify and approve the appointment of Enrome LLP as auditor of the Company for the fiscal years ended December 31, 2021, 2022, 2023 and 2024 and the fiscal year ending December 31, 2025, and to authorize the board of directors of the Company to fix the remuneration of the auditor.

2.	An ordinary resolution to elect the following persons as Directors of the Company, each to hold office until the next annual general meeting or until his or her successor is duly elected and qualified, subject to earlier death, resignation, or removal pursuant to the Company’s Articles of Association;

Norma Ka Yin Chu

George Lai

Matthew Gene Mouw

Samuel Chun Kong Shih

3.	An ordinary resolution to approve and adopt the 2025 Warrant Program.

4.	An ordinary resolution to approve the amendments to 2023 Employee Share Option Plan (“2023 ESOP”) to provide for an increase in the total amount of the Company’s class A ordinary shares, par value $0.4 (the “Class A Ordinary Shares”) that can be awarded under the 2023 ESOP from 208,000 Class A Ordinary Shares to 1,208,000 Class A Ordinary Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DDC Enterprise Limited.

Date: June 19, 2025	By:	/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer

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